

Mail Stop 3561

February 8, 2018

Louis G. Schott
Interim Chief Executive Officer
EnerJex Resources, Inc.
4040 Broadway Street, Suite 425
San Antonio, TX 78209

> **Re:** **EnerJex Resources, Inc**.
> **Amendment No. 3 to**
> **Registration Statement on Form S-4**
> **Filed February 6, 2018**
> **File No. 333-221712**

Dear Mr. Schott:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 23.5 Consent of Independent Registered Public Accounting Firm

1. We note that the auditor's consent indicates that they consent to the use of their report dated May 12, 2017 on the audit of the financial statements of AgEagle Aerial Systems, Inc., which is contained in the S-4/Proxy Statement filed by Enerjex Resources, Inc. However, we note that the report of the independent auditor contained on page 160 is dated May 15, 2017. Please revise your consent to correct this discrepancy.

Other

2. Please note the age of financial statements requirement pursuant to Rule 8-08 of Regulation S-X and update the filing accordingly.

You may contact Patrick Kuhn at (202) 551-3308 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Joel D. Mayersohn, Esq.
        Dickinson Wright PLLC